ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN CHICAGO

In 2025 Dollars, Since Inception*

68 Projects	$1.1B HIT Investment Amount	$10.0M Building America NMTC Allocation	$2.9B Total Development Cost	14,896 Housing Units Created or Preserved (68% affordable)
$5.8B Total Economic Impact	25.0M Hours of Union Construction Work	28,672 Total Jobs Across Industries	$2.5B Total Wages and Benefits	$279.8M State and Local Tax Revenue Generated

*Includes projects receiving NMTC allocations by HIT subsidiary Building America CDE, Inc. Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and Building America project data. Data is current as of March 31, 2026. Economic impact data is in 2025 dollars and all other figures are nominal. Building America is a portfolio investment of the HIT but, unless otherwise noted, its underlying projects are not held in the HIT's portfolio.